Management’s Discussion and Analysis
For the three months ended December 31, 2012 (Restated)

Business and Strategy Overview	3
Strategy	3
Products & Services	4

Restatement of Previously Reported Results	5

Performance	7
Selected First Quarter Information	7
First Quarter Highlights	8
Results of Operations	8
Summary of Quarterly Results	12
Liquidity and Capital Resources	13
Other Financial Information	14
EBITDA and Adjusted EBITDA Reconciliation	16
Internal Controls over Financial Reporting and Disclosure Controls (restated)	17

Outlook	18

Risks and Uncertainties	19
Regulatory Environment	19
Legal Proceedings	20
Special Investigation (restated)	23
Non-GAAP Performance Measures	24

Note

Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

May 24, 2013

The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) should be read in conjunction with the Company’s restated unaudited consolidated financial statements and related notes for the three months ended December 31, 2012 and the restated audited consolidated financial statements and MD&A for the year ended September 30, 2012. The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (“Audit Committee”), approved the content of this MD&A on May 24, 2013.

All dollar amounts are in Canadian dollars and have been prepared according to United States generally accepted accounting principles (U.S. GAAP).

Other Information

Additional information about Cash Store Financial, including its annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. For a definition of these measures, refer to the section Non-GAAP Performance Measures at the end of the MD&A.

Forward-Looking Information

In order to help investors understand the Company’s current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Q1 2013 Management’s Discussion & Analysis	| 2 |

Business and Strategy Overview

Cash Store Financial is Canada’s leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable.

The Company’s main products are payday loans and lines of credit, used by customers from time to time to bridge the gap between current expenses and their next pay cheque or other form of income. The Company earns fees and interest income on these consumer lending products, just as a bank does on longer-term loans.

In the Canadian provinces of British Columbia, Alberta, Saskatchewan and Nova Scotia (the “Regulated Provinces”) and in the United Kingdom (the “UK”) the Company funds consumer lending products directly, while in other provinces the Company acts as a broker on behalf of customers.

Cash Store Financial also offers supplementary financial products to customers to extend the bank-like feel of the Company’s branches. These products include bank accounts, prepaid MasterCard and private label credit and debit cards, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

Cash Store Financial owns and operates Canada’s largest network of retail branches in the payday loan industry, with 511 branches in 241 communities in Canada. Cash Store Financial also owns and operates 25 branches in the UK.

Cash Store Financial’s 2,000 associates across Canada and the UK share a commitment to making Cash Store Financial the best choice for alternative financial services.

The Company was founded in 2001 in Edmonton, Alberta under the name of Rentcash Inc. and is listed on both the Toronto Stock Exchange (“TSX”): CSF and New York Stock Exchange (“NYSE”): CSFS.

Strategy

Element	First Quarter Progress

Platform & Distribution Growth

•      Continue to optimize branch operations

•      Continue methodical expansion into underserved markets

•      Grow branch network through training and incentive programs

•      Develop online lending platform and internet presence

• Increased revenue per branch by 20% compared to the same quarter last year. • Loan volume growth of 1.9% compared to the same quarter last year. • Continued development of online lending platform

Product Growth

•      Continue to focus on non-loan products

•      Continue to move upstream and bridge the gap between payday loans and the products of traditional banks

•      Help customers achieve greater financial freedom through graduated products that will help them rebuild their credit

• Introduced a new line of credit in Manitoba that will help customers rebuild their credit rating. • Increase in cheque cashing revenues of 22.3% compared to the prior quarter.
Improved Margin Management • Continue to focus on cost savings and branch operating metrics • Improve collections	• Reduction in sales expenses of 15% compared to the same quarter last year.

Financial Risk Management and Funding Model

•      Continue to proactively manage risk to protect Cash Store Financial from changes in funding markets, interest rate, currency fluctuations and regulatory environment

•      Diversify and lower capital costs

• Exit from payday loans in Manitoba and introduction of line of credit product.

Q1 2013 Management’s Discussion & Analysis	| 3 |

Products & Services

On October 1, 2012 the Company launched a new suite of line of credit products in Manitoba. Payday loans are no longer being offered in the Company’s 24 Manitoba branches and these new product offerings fall under relevant Federal laws. The lines of credit are traditional, medium term revolving credit lines, with regular minimum payments tailored to customers’ needs and profiles. They are designed to better serve a wider customer base through more flexible credit products that help build a credit history and move toward lower cost mainstream credit. Management believes this suite of unsecured line of credit products will enable consumers to move up the credit ladder toward credit-scored products that will eventually enable access to mainstream lending products. With each step up the ladder consumers get better rates and more flexible minimum repayment terms. The Company has chosen to initially act as a broker on behalf of customers for this product offering. Initial customer response to this product has been positive. In Manitoba, first quarter revenue per branch has met expectations.

On February 1, 2012 the Company began offering these line of credit products in its 178 branches in Ontario. Payday loans are no longer being offered. The Company intends to maintain payday loan licenses in the Province of Ontario pending further review. Please refer to Risks and Uncertainties – Regulatory Environment on Page 15 of this MD&A for the status of the Company’s payday loan licenses in Ontario.

Management believes that these new product offerings provide the Company with increased flexibility to effectively serve a broader customer base with products that better meet customer needs, at rates that are appropriate to the credit risk associated with each line of credit advanced.

Q1 2013 Management’s Discussion & Analysis	| 4 |

Restatement of Previously Reported Results

The interim unaudited consolidated financial statements for the three months ended December 31, 2012 and 2011, as initially reported, have been amended and restated to correct for an error resulting from the misunderstanding of the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim, which resulted in the application of an accounting principle to measure and record the liability as at September 30, 2010 and subsequent reporting periods, that was not appropriate in the circumstances. The restatement impacts the years ended September 30, 2012 and September 30, 2011 and the fifteen months ended September 30, 2010. The restatement resulted in a reduction in net income in the fifteen months ended September 30, 2010 of $6.6 million, an increase in net income in the year ended September 30, 2011 of $1.5 million and an increase in net loss of $433,000 in the year ended September 30, 2012.

Effects of the restatement

The tables below present the effect of the financial statement adjustments related to the restatement of our previously reported financial statements as of and for the three months ended December 31, 2012.

The effect of the restatement on the interim consolidated statement of operations and comprehensive income (loss) for the three months ended December 31, 2012 and 2011 is as follows (amounts in thousands):

	Three months ended
	December 31 2011			December 31 2012
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Interest expense	$-	$169	$169	$4,400	$203	$4,603
Class action settlements	-	(69)	(69)	-	33	33
INCOME (LOSS) BEFORE INCOME TAXES	1,434	(100)	1,334	(1,598)	(236)	(1,834)
INCOME TAXES - Current (recovery)	(173)	-	(173)	401	(1,748)	(1,347)
INCOME TAXES - Deferred (recovery)	618	(71)	547	(347)	1,562	1,215
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	989	(29)	960	(1,652)	(50)	(1,702)

BASIC EARNINGS PER SHARE	$0.06	$-	$0.06	$(0.09)	$(0.01)	$(0.10)
DILUTED EARNINGS PER SHARE	0.06	(0.01)	0.05	(0.09)	(0.01)	(0.10)

The effect of the restatement on the interim consolidated balance sheet as of December 31, 2012 and 2011 is as follows (amounts in thousands):

	September 30 2012			December 31 2012
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Other receivables	$17,332	$2,149	$19,481	$16,879	$(4,042)	$12,837
Income taxes receivable	4,576	-	4,576	4,177	1,748	5,925
Deferred tax assets (current)	10,486	1,697	12,183	10,702	136	10,838
Long term receivable	2,609	(2,149)	460	2,599	(2,149)	450
Accrued liabilities	20,688	7,194	27,882	29,208	1,240	30,448
Retained earnings (deficit)	(12,339)	(5,497)	(17,836)	(13,991)	(5,547)	(19,538)

Q1 2013 Management’s Discussion & Analysis	| 5 |

The effect of the restatement on the interim consolidated statement of cash flows for the three months ended December 31, 2012 and 2011 is as follows (amounts in thousands):

	Three months ended
	December 31 2011			December 31 2012
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Net income (loss)	$989	$(29)	$960	$(1,652)	$(50)	$(1,702)
Deferred income taxes (recovery)	618	(71)	547	(347)	1,562	1,215
Other receivables and long-term receivables	(983)	(4,109)	(5,092)	463	6,191	6,654
Income taxes receivable	(49)	-	(49)	399	(1,748)	(1,349)
Accounts payable and accrued liabilities	(4,055)	4,209	154	8,915	(5,955)	2,960

Q1 2013 Management’s Discussion & Analysis	| 6 |

Performance

Selected First Quarter Information

	3 Months Ended	3 Months Ended
($000s, except for per share amounts, number of loans and branch	31-Dec-11	31-Dec-12	% change
count)	(restated)	(restated)

Consolidated results
Canadian branch count	573	511
UK branch count	23	25
Total branches	596	536	-10%

Loan volume	$199,611	$203,463	2%

Revenue
Loan fees	$32,892	$38,018	16%
Other income	12,956	11,485	-11%
	45,848	49,503	8%

Sales expenses
Salaries and benefits	16,856	14,462	-14%
Rent	4,763	4,434	-7%
Selling, general and administrative	6,495	4,969	-23%
Advertising and promotion	1,690	1,369	-19%
Depreciation of property and equipment	1,776	1,560	-12%
	31,580	26,794	-15%
Provision for loan losses	668	9,254	1285%
Retention payments	6,557	1,769	-73%
Corporate expenses	5,026	6,712	34%
Interest expense	169	4,603	2624%
Other depreciation and amortization	583	2,172	273%
Income before income taxes	1,265	(1,801)	-242%
Class action settlements	(69)	33	-148%
Net income (loss) and comprehensive income (loss)	$960	$(1,702)	-277%
EBITDA	4,160	6,646	60%
Adjusted EBITDA	9,435	9,811	4%
Weighted average number of shares outstanding - basic	17,420	17,542	1%
- diluted	17,566	17,542	0%
Basic earnings (loss) per share	$0.06	$(0.10)	-267%
Diluted earnings (loss) per share	$0.05	$(0.10)	-300%
Consolidated Balance Sheet Information
Working capital	$9,451	$59,886	534%
Total assets	131,656	203,390	54%
Total long-term financial liabilities*	10,257	129,754	1165%
Total long-term liabilities	18,270	137,233	651%

*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

Q1 2013 Management’s Discussion & Analysis	| 7 |

First Quarter Highlights

First quarter consolidated revenue of $49.5 million increased by $3.7 million (8.0%) compared to $45.8 million in the first quarter of FY2012. Revenue from Canadian operations increased by $2.8 million compared to the same quarter last year from a combination of loan volume growth and the transition from brokering to direct lending, which has allowed the Company to keep the interest portion of loan fees where previously they were allocated to third-party lenders. Revenue in the UK operations also increased by $0.9 million as compared to the first quarter of FY2011 because of continued new branch openings and the maturation of existing branches.

EBITDA for the first quarter was $6.6 million, an increase of 59.8% from $4.1 million in the same quarter last year.

Diluted EPS was a $0.10 loss compared to $0.05 of income in the same quarter last year.

Cash balances decreased to $9.6 million as at December 31, 2012 compared to $13.6 million at September 30, 2012. Restricted cash balance increased to $12.8 million compared to $5.5 million as of September 30, 2012. Cash provided by operating activities was $4.8 million, an increase of $7.6 million compared to the same quarter last year.

Results of Operations

Branches

Total branch count of 536 remained unchanged during the quarter. Compared to December 31, 2011, total branch count was reduced by 60 branches from 596 to 536. During FY2012, the Company consolidated 63 underperforming branches in Canada and transferred customers from affected branches to nearby branches. The Company does not anticipate a decrease in overall loan volume as a result of these consolidations. The Company expects to open six to ten new branches in FY2013.

Revenue

Loan Volume

Total loan volume was $203.5 million for the first quarter, up 1.9% from $199.6 million in same quarter last year. The increase is a result of combined loan volume growth of $2.2 million in the UK and $1.7 million in Canada. The loan volume increased in Canada despite having 60 fewer branches compared to the same period last year.

Q1 2013 Management’s Discussion & Analysis	| 8 |

The Company measures loan volume based on the cash that customers receive and fees retained.

Loan Fees

Loan fees for the first quarter of FY2013 increased by $5.1 million (16%) compared to FY2012. Loan fees include payday loan fees on direct loans and fees charged for brokering loans on behalf of customers.

	Third Party Loans	Direct Loans	Total
For the 3 months ended December 31, 2012:
Loan fees	$4,818	$33,200	$38,018
Interest	-	1,888	1,888
Default Fees	136	400	536
For the 3 months ended December 31, 2011:
Loan fees	$30,656	$2,236	$32,892
Interest	-	277	277
Default Fees	330	45	374

Loan fees in the Regulated Provinces are capped at various rates. This cap includes principal and interest. In the same quarter last year, when the Company brokered loans in Regulated Provinces, the Company gave the interest portion of the loan fee to the third-party lenders. Now that the Company lends directly in the Regulated Provinces the entire loan fee is recognized as revenue.

Same Branch Revenues

Same branch revenues for the first quarter were $90,000 per branch, calculated on the 511 branches in Canada that were open for both the current quarter and the same quarter last year. Same branch revenues increased by $9,000 of 11.3% compared to the same quarter last year due to 1.9% higher loan volumes as well as customer retention from the 63 branch consolidations that occurred in FY2012.

Other Income

Other income includes default and interest charges on overdue loans, cheque cashing, and agency fees earned from ancillary products (such as bank accounts, debit cards and prepaid credit cards, insurance, money transfers and prepaid phone cards).

Consolidated other income decreased by $1.5 million or 11.4% compared to the same quarter last year. The total change is represented by a $1.8 million decrease in Canada offset by increases as a result of growth in the UK. The decrease in Canadian other income is related to fewer customers choosing to purchase optional services. The Company continues to refine and optimize how it presents the value of ancillary services to customers. The overall decrease was partially offset by increases in late interest and default fees as a result of the commencement of direct lending activities.

Sales Expenses

Sales expenses of $26.8 million for the quarter decreased $4.8 million or 15.2% from $31.6 million compared to the same quarter last year. The Company attributes these savings to an increased focus on cost control and to the branch consolidations that occurred during FY2012. The Company expects continued decreases in sales expenses for FY2013 as compared to FY2012.

As a percentage of revenue, sales expenses decreased from 68.9% to 54.1%.

Loan Losses Related to Direct Lending

The Company’s provision for loan losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees. The provision for loan losses is reduced by any recoveries realized after loans are charged off. Collections of late interest and fees on loans that have not been charged off are recorded in other income on the consolidated statement of operations. Further, all amounts collected in relation to acquired loans are recorded as a reduction to the acquired loans portion of consumer loans receivable, net.

Q1 2013 Management’s Discussion & Analysis	| 9 |

When evaluating the Company’s overall loan loss rate, management considers the provision for loan losses, recoveries recorded in other income and recoveries recorded against the acquired portion of consumer loans receivable, net. The table below presents a calculation of loan losses considering the items described above:

	3 Months Ended 31-Dec-2011	% of loan vol.	3 Months Ended 30-Sep-2012	% of loan vol.	3 Months Ended 31-Dec-2012	% of loan vol.
Provision for loan losses	$668	5.1%	$9,433	4.8%	$9,254	4.8%
Interest and default fee recoveries recognized as revenue	(322)	(2.5%)	(2,295)	(1.2%)	(2,288)	(1.2%)
Interest and default fee recoveries on acquired loans recognized as a reduction to acquired consumer loans receivable, net	-	-	(397)	(0.1%)	(269)	(0.1%)
	$346	2.6%	6,741	3.5%	6,697	3.5%

Loan volume for direct loans	13,076		195,026		191,374

Loan losses after considering the items described above have been stable in comparison to the prior quarter. The increase in the current quarter percentage compared to the same quarter last year is as a result of changes in the Company’s estimated recoverability of consumer loans receivable.

Comparison of the Costs of Brokering to Direct Lending

During the second quarter of FY2012, the Company began providing short term advances directly to customers for the majority of its Canadian operations. Previously the Company acted as a broker of short term advances on behalf of third-party lenders. Before transitioning to direct lending, the Company paid voluntary retention payments to third-party lenders. Third-party lenders also received an interest component of loan fees. Upon transition to the direct lending model, the Company recorded interest expense on senior secured notes, (the “Notes”) and a provision for loan losses on direct lending activities. Although the Company is not contractually required to make retention payments, the Company anticipates that it will continue to record retention payments for brokered loans in non-regulated provinces and on the new line of credit product in Manitoba.

The following table provides a comparison of total interest and loan loss related costs:

	3 Months Ended 31-Dec-2011	3 Months Ended 31-Dec-2012
Interest revenue portion of loan fees paid to third party lenders	$3,908	-
Loan losses as calculated in the table above	346	6,697
Retention payments	6,557	1,769
Interest expense on senior secured notes	-	4,400
Total	$10,811	$12,866

Loan volume	199,611	203,463
Total as a percentage of loan volume	5.4%	6.3%

Q1 2013 Management’s Discussion & Analysis	| 10 |

The increase in the current quarter percentage compared to the same quarter last year is as a result of changes in the Company’s accounting estimates of the recoverability of consumer loans receivable and additional capital received from third-party lenders.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Depreciation of property and equipment was reduced to $1.9 million compared to $2.1 million in the same quarter last year. This reduction was a result of a lower cost base due to the $3.4 million in impairment charges recorded during FY2012.

Amortization of intangible assets increased to $1.9 million from $0.3 million in in the same quarter last year because the Company acquired proprietary knowledge, non-compete agreements and favorable supplier relationships when loans were acquired from third-party lenders in the second quarter of last fiscal year.

Net Income (Loss)

For the first quarter net loss was $1.7 million, down from net income of $1.0 million in the same quarter last year.

Included in the net loss were $0.9 million of additional corporate expenses relating to professional and director fees incurred as a result of the additional efforts required to restate the Company’s FY2012 quarterly results. These additional charges combined with $1.6 million in additional amortization of intangible assets principally contributed to the decrease in earnings.

Q1 2013 Management’s Discussion & Analysis	| 11 |

Summary of Quarterly Results

(thousands of dollars, except for per share amounts and branch figures)		2011			2012				2013
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
		(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Consolidated Results
No. of branches	Canada	573	574	574	573	569	529	511	511
United Kingdom		6	8	12	23	25	25	25	25
		579	582	586	596	594	554	536	536

Loan volume		$198,775	$204,616	$201,720	$199,611	$191,030	$199,861	$207,210	$203,463

Revenue
Loan fees		$32,813	$33,944	$33,552	$32,892	$30,545	$36,204	$38,353	$38,018
Other income		13,247	14,985	13,625	12,956	11,544	12,454	12,464	11,485
		46,060	48,929	47,177	45,848	42,089	48,658	50,817	49,503
Sales expenses
Salaries and benefits		16,406	17,002	16,984	16,856	17,673	16,493	14,921	14,462
Rent		4,615	4,647	4,706	4,763	4,911	4,719	4,548	4,434
Selling, general and administrative		6,086	6,127	6,041	6,495	6,406	5,727	4,971	4,969
Advertising and promotion		1,419	1,367	1,492	1,690	1,063	1,212	1,215	1,369
Depreciation of property and equipment		1,687	1,710	1,744	1,776	1,785	1,675	1,607	1,560
		30,213	30,853	30,967	31,580	31,838	29,826	27,262	26,794
		15,847	18,076	16,210	14,268	10,251	18,832	23,555	22,709

Provision for loan losses		654	662	580	668	10,798	10,104	9,433	9,254
Retention payments		6,578	6,775	6,244	6,557	2,271	554	586	1,769
Corporate expenses		4,256	4,804	5,171	5,026	6,625	5,392	5,707	6,712
Interest expense		151	157	163	169	3,068	4,536	4,566	4,603
Branch closures costs		-	-	-	-	-	908	666	-
Impairment of property and equipment		-	-	-	-	3,017	-	408	-
Expense to settle pre-existing relationships with third-party lenders		-	-	-	-	36,820	-	-	-
Other depreciation and amortization		548	456	570	583	1,503	1,770	2,117	2,172
Net income (loss) before income taxes and class action settlements		3,660	5,222	3,482	1,265	(53,851)	(4,432)	73	(1,801)
Class action settlements		1	-	-	(69)	-	-	-	33
Taxes		1,272	1,806	1,568	374	(12,691)	(861)	(177)	(132)
Net income (loss) and comprehensive income (loss)		$2,387	$3,416	$1,914	$960	$(41,160)	$(3,571)	$250	$(1,702)
EBITDA		6,259	7,752	6,209	4,160	(47,274)	3,766	8,583	6,646
Adjusted EBITDA		11,835	12,854	11,163	9,435	2,428	6,962	11,190	9,811
Basic earnings (loss) per share		$0.14	$0.20	$0.11	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)
Diluted earnings (loss) per share		$0.14	$0.19	$0.11	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)

Loan volume and revenue have increased steadily in the last half of FY2012. Results for FY2011 and early FY2012 were negatively impacted by rate compression in the regulated provinces partially offset by growth in other revenue. In Q2-2012, the Company transitioned to the direct lending model and began a comprehensive evaluation of its branch network, resulting in charges for impairment and branch closure costs in the last half of FY2012. The transition to the direct lending model also impacted the Company’s revenue recognition policies.

Q1 2013 Management’s Discussion & Analysis	| 12 |

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Liquidity and Capital Resources

Consolidated cash balances increased to $22.4 million as at December 31, 2012 compared to $19.1 million at September 30, 2012.

Cash (used in) generated from:	3 Months Ended 31-Dec-2011	3 Months Ended 31-Dec-2012
Operating activities	(2,837)	$4,778
Investing activities	$4,450	$(8,592)
Financing activities	$(3,330)	$(181)

Cash generated from operating activities increased by $7.6 million compared to the same quarter last year. Total changes in non-cash working capital decreased overall cash flows by $0.9 million during the quarter and were a result of an increase in consumer loans receivable partially offset by an increase in accrued interest and amounts due to third party lenders. The decrease in cash used in non-cash working capital was more than offset by the provision for loan losses and non-cash depreciation and amortization expenses.

Cash used in investing activities decreased $13.0 million to negative $8.6 million compared to the same quarter last year and related to the increase in restricted cash held on behalf of third-party lenders offset by acquisition of property and equipment and intangible (internally developed software) assets.

Cash used in financing activities decreased $3.1 million compared to the same quarter last year as the Company did not pay a quarterly dividend. In addition, in the comparative period the Company incurred financing costs in relation to the issuance of the Notes and did not have similar cash costs in the current quarter.

At December 31, 2012, $9.7 million (September 30, 2012 - $2.4 million) of the Company’s cash was restricted for consumer lending use in non-regulated provinces and the new line of credit product. The Company may access this cash for its own use by transferring loans to third-party lenders as described below.

Consumer Loans Receivable, Net

As at December 31, 2012, the Company increased its overall consumer loans receivable, net balance to $39.1 million from $32.4 million at September 30, 2012.

Funds advanced from third-party lenders are restricted and can only be used for consumer lending. During the quarter, the Company used funds advanced from third-party lenders to broker loans to customers in non-regulated provinces. The Company also transferred loans to third-party lenders to manage excess float and day-to-day working capital requirements. During the first quarter as part of the normal course of operations, the Company transferred $9.2 million of net consumer loans receivable to third-party lenders in exchange for cash.

The Company closely monitors the performance and collections on the acquired loan portfolio. The Company assigned a fair value of $50.0 million to the acquired loans with contractual principal and income of $319.9 million. Through cash collections, net of accretion, the carrying value of the acquired loans decreased to $5.4 million by December 31, 2012. The carrying amount of the acquired loan portfolio is heavily dependent on internal estimates of the ultimate collectability of the portfolio and the Company’s ability to continue to maintain its targeted level of cash collections on those loans. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

Q1 2013 Management’s Discussion & Analysis	| 13 |

The Company also continues to closely monitor the provision for loan losses on direct loans based on historic loss rates, current collection patterns, and economic trends. The provision for loan losses relies on estimates of future collections. Changes to the Company’s estimates could materially impact the Company’s consolidated financial statements.

Dividends

Consistent with the fourth quarter of FY2012, for this first quarter the Company’s Board of Directors has determined not to issue a quarterly dividend.

The Board of Directors reviews the Company’s dividend distribution policy on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant. The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the indenture governing the Notes.

Outstanding Share Data

As at January 31, 2013, the Company had 17,571,813 common shares outstanding. There were also 1,131,402 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $10.5 million. Each option is exchangeable for one common share of the Company.

Normal Course Issuer Bid

On January 9, 2012, the Company filed a notice of intention to make a normal course issuer bid for its common shares with the TSX. Under the bid, the Company may purchase up to 1,092,504 common shares, representing approximately 10% of the public float. The notice expired on January 12, 2013 and no common shares of the Company had been purchased pursuant to the notice.

Other Financial Information

Off-Balance Sheet Arrangements, Contractual Obligations, Financial Instruments, Critical Accounting Estimates and Changes in Accounting Policies

There are no material changes to the above titled sections at December 31, 2012 since the September 30, 2012 annual MD&A.

Related Party and Other Transactions

The Cash Store Australia Holdings Inc. (“AUC”)

The Company owns 18.3% of the outstanding common shares of AUC, which currently operates payday loan branches in Australia under the name “The Cash Store Pty.” AUC is publicly listed on the TSX Venture exchange under the symbol “AUC”. As at December 31, 2012 the carrying value of the Company’s investment in AUC was $nil (September 30, 2012 - $nil).

The Company had a services agreement with AUC to provide ongoing services such as financial and accounting support, administrative services, and the use of the Company’s information technology and telecommunication systems. The agreement lapsed on June 30, 2012.

Q1 2013 Management’s Discussion & Analysis	| 14 |

Included in selling, general, and administrative expenses for the three months ended December 31, 2012 is a recovery of $nil (three months ended December 31, 2011 - $95,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. At December 31, 2012 the Company had a $3,000 (September 30, 2012 - $3,000) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment.

RTF Financial Holdings Inc. (“RTF”)

The Company owns 15.7% of the outstanding common shares of RTF Financial Holdings Inc., a private company in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending). RTF Financial Holdings Inc. currently operates in Finland, Sweden, Denmark, the Netherlands and the UK with plans to expand to other European countries. As at December 31, 2012 the carrying value of the Company’s investment in RTF was $nil (September 30, 2012 - $nil).

The Company had a services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. The agreement lapsed on June 30, 2012.

Included in selling, general, and administrative expenses for the three months ended December 31, 2012 is a recovery of $nil (three months ended December 31, 2011 - $60,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. At December 31, 2012 the Company had a $2,000 (September 30, 2012 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

Third-party lenders

1.	A privately held entity that raises capital and provides loans to the Company’s customers (third-party lender) is controlled by the father of Cameron Schiffner, the Senior Vice President of Operations of the Company. In addition, Cameron Schiffner’s brother was a member of management of AUC and is a member of management of the third-party lender. The Company’s relationship with the third-party lender predates Cameron Schiffner’s employment with the Company. Included in retention payments are $566,000 for the three months ended December 31, 2012 (three months ended December 31, 2011 - $3.5 million) of amounts paid or payable directly to this third-party lender. As at December 31, 2012, included in accrued liabilities is $445,000 (September 30, 2012 - $659,000) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $7.5 million as at December 31, 2012 (September 30, 2012 - $7.2 million).

2.	An immediate family member of Michael Shaw, a director of the Company, advanced funds to a privately held entity that raised capital and provided loans to the Company’s customers (third-party lender) and acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. The Company’s relationship with the third-party lender predates Michael Shaw’s directorship with the Company. Bruce Hull, who is a director of AUC, also advanced funds to this third-party lender. There have been no transactions between the Company and this third-party lender subsequent to January 31, 2012. Included in retention payments for the three months ended December 31, 2011 are $1.1 million of amounts paid or payable directly to this third-party lender. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $nil as at March 31, 2013 (September 30, 2012 - $nil).

3.	A privately held entity that began acting as a third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $3,000 for the three months ended December 31, 2012 (three months ended December 31, 2011 - $nil) paid or payable directly to this third-party lender. As at December 31, 2012, included in accrued liabilities is $141,000 (September 30, 2012 - $166,000) due to this third-party lender. This amount has been included in the Company’s restricted cash balance. The Company’s contingent risk in this third-party lender’s loan portfolio totalled $198,000 as at December 31, 2012 (September 30, 2012 - $171,000).

Q1 2013 Management’s Discussion & Analysis	| 15 |

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2011			2012				2013
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Consolidated Results
Net income (loss) and comprehensive income (loss)	$2,387	$3,416	$1,914	$960	$(41,160)	$(3,571)	$250	$(1,702)
Interest expense and other interest	187	191	196	274	3,096	4,564	4,629	4,603
Income tax	1,272	1,806	1,568	374	(12,691)	(861)	(178)	(132)
Stock-based compensation	180	171	218	193	193	189	158	145
Depreciation of property and equipment and amortization of intangible assets	2,233	2,168	2,313	2,359	3,288	3,445	3,724	3,732
EBITDA	$6,259	$7,752	$6,209	$4,160	$(47,274)	$3,766	$8,583	$6,646
Adjustments:
Class action settlements	$1	$-	$-	$(69)	$-	$-	$-	$33
Expense to settle pre-existing relationships with third-party lenders	-	-	-	-	36,820	-	-	-
Loan loss provision one-time addition	-	-	-	-	3,091	-	-	-
Unrealized foreign exchange (gains)/losses	14	(5)	(158)	(47)	306	(7)	(70)	(14)
Branch closures costs	-	-	-	-	-	908	666	-
Impairment of property and equipment	-	-	-	-	3,017	-	408	-
Revenue impact related to transitioning to a direct lending model	-	-	-	-	3,210	316	-	-
Income impact for separately accounting for the acquired loan portfolio	-	-	-	-	1,373	1,425	1,132	640
Charges related to restatement of fiscal 2012 quarters	-	-	-	-	-	-	-	904
Effective interest component of retention payments	5,561	5,107	5,112	5,391	1,885	554	472	1,602
Adjusted EBITDA	$11,835	$12,854	$11,163	$9,435	$2,428	$6,962	$11,191	$9,811

Q1 2013 Management’s Discussion & Analysis	| 16 |

Internal Controls over Financial Reporting and Disclosure Controls (restated)

Management has evaluated whether there were changes in Internal Controls over Financial Reporting (ICFR) as at and for the three months ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect ICFR. No changes were identified; however, during the financial statement close process for the three and six months ended March 31, 2013, management identified a material weakness in ICFR related to a prior period error as described in Note 3 of the financial statements that existed as at December 31, 2012. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICFR and Disclosure Controls and Procedures (DC&P) and determined that ICFR and DC&P were ineffective due to the material weaknesses described below.

The Company has two material weaknesses as at December 31, 2012. Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

1)	During the preparation of the Company’s March 31, 2013 interim financial statements, Management determined that the Company did not design and implement effective ICFR related to the review and interpretation of complex legal agreements. Specifically, the Company’s ICFR did not correctly interpret how the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability in its previously filed financial statements; however, it has now corrected for this error as described in Note 3 of the Company’s December 31, 2012 restated interim financial statements. The accounts that could reasonably be affected by this material weakness are class action settlement expense, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.

2)	As described in the September 30, 2012 Annual MD&A, management concluded that the Company’s ICFR contained a material weakness with respect to the determination of the provision for credit losses. Management did not maintain effective processes and controls specific to the determination of the provision for credit losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for credit losses. The accounts that could reasonably be affected by this material weakness are provision for loan losses and consumer advances receivable, net.

The Company has taken the following remedial actions:

1)	In response to the first material weakness described above, in April 2013 management established a process to coordinate communications internally as well as regularly consult with legal counsel and the third party settlement administrator. This new control involves a review of the status of all litigation and claims at each reporting period in order to assess their impact on the Company’s consolidated financial statements.

2)	In response to the second material weakness identified as part of the preparation of the 2012 annual financial statements and as part of the transition from brokering to direct lending, the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses.

Q1 2013 Management’s Discussion & Analysis	| 17 |

There have been significant improvements made to ICFR prior to and subsequent to December 31, 2012 in relation to the material weaknesses described above. However, management needs sufficient time to assess the effectiveness of the changes and to implement further improvements before the Company can conclude that the above material weaknesses have been remediated.

Outlook

The regulatory environment will continue to be a key area of focus for the Company this year. Regulation in the payday loan sector is in transition from an unregulated market to varying states of regulation in Canada and the UK. The Company believes it is important to continue its work with compliance bodies in each jurisdiction in order to remain current with the regulatory environment.

Demand for products remains strong and the Company’s Canadian branch network is relatively young, with approximately two-thirds of branches falling in the 1-5 year range. Management believes there is upside potential to both revenue and operating income as these young branches mature and establish larger customer bases.

New product development initiatives remain a priority. In expanding the portfolio, the Company has focused on products and platforms that will lead to longer-term relationships with customers and increase customer loyalty. The Company plans to introduce new products that will extend distribution channels and target new customers in the near future.

To prepare for future growth in the UK, the Company has established the corporate infrastructure to support an increased footprint in the region.

Q1 2013 Management’s Discussion & Analysis	| 18 |

Risks and Uncertainties

There are many risks and uncertainties that may affect the Company’s ability to capitalize on market opportunities and/or financial results. The Company continually monitors and evaluates these risk factors and takes action to mitigate them, however some of these risks are beyond the Company’s control. A more fulsome description of risks that may affect the Company’s operations is contained in the September 30, 2012 Annual MD&A.

Regulatory Environment

Industry rate regulations and other measures specific to payday loans have been implemented in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. The Company complies with all applicable laws and regulations related to payday loans. The Company offers its consumer lending products in compliance with the Canadian federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing products. Current regulatory developments include the following:

Ontario

On February 4, 2013, the Registrar for payday loans in Ontario issued a proposal to revoke the payday lending licenses of the Cash Store Inc. and Instaloans Inc. Sections 13(2) and 14(1) of the Payday Loans Act provide that licensees are entitled to a hearing before the License Appeal Tribunal in respect of the Registrar’s proposal. The Company will be requesting a hearing.

Since September 2011, the Consumer Protection Branch of the Ministry of Consumer Affairs has attempted to force the Company to deliver payday loans in cash, rather than the much safer and efficient electronic methods that are now used. The Company has indicated that they are unwilling to place employees and customers at risk of physical harm. The Consumer Protection Branch of the Ministry of Consumer Affairs has also attempted to prohibit the Company from selling products other than payday loans. The Company has indicated that they are not prepared to accept these onerous restrictions.

As a result of the Company’s recently announced introduction of its line of credit products in Ontario, the Company does not offer payday loans in the province, so the Registrar’s proposal to revoke the Companies’ payday loan licenses is not expected to cause any interruptions to the Companies’ current operations. The Registrar’s proposal to revoke payday loan licenses is not related to the Companies’ line of credit offerings

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25,000 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The Company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248,000 million and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248,000 million related to the Order as at September 30, 2012.

Q1 2013 Management’s Discussion & Analysis	| 19 |

United Kingdom

On January 26, 2012, the UK government tabled The Financial Services Bill (the “Bill”) in Parliament, with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. On December 5, 2012, the House of Lords passed an amendment granting authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges.  On December 19, 2012, in the United Kingdom, The Financial Services Act (the “Act”) received Royal Assent. Among other things, the Act transfers the responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. This transfer is anticipated to take effect in April 1, 2014. This Bill grants authority to the Financial Conduct Authority to set maximum allowable charges for prescribed types of credit and to determine what types of charges connected to the prescribed types of credit are to be included within the maximum allowable charges.  How these authorities will be implemented is not yet known.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular local and federal provinces. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim (restated)

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18.8 million, consisting of $9.4 million in cash and $9.4 million in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6.4 million were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12.4 million, consisting of $6.2 million of cash and $6.2 million of vouchers.

Q1 2013 Management’s Discussion & Analysis	| 20 |

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12.4 million was disbursed to claimants in November 2012.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6.2 million has been discounted using a discount rate of 16.2%. During the three months period ended December 31, 2012, the Company recorded accretion expense of $203,000 (three months ended December 31, 2011 – 169,000) in interest expense. The total liability related to the settlement at December 31, 2012 is $5.3 million (September 30, 2012 - $11.3 million).

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members that the Company charged, required or accepted an amount that is in excess of 23% of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Supreme Court of British Columbia considers appropriate.

The Company believes that it has conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a statement of claim issued in Alberta alleging that it is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third-party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

As at December 31, 2012, a total of $100,000 (September 30, 2012 - $100,000) has been accrued related to this matter. However, the likelihood of loss, if any, is not determinable at this time.

Q1 2013 Management’s Discussion & Analysis	| 21 |

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Q1 2013 Management’s Discussion & Analysis	| 22 |

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

New York

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, our Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages. The likelihood of loss, if any, is not determinable at this time.

Special Investigation (restated)

 The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation. The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months. It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

Q1 2013 Management’s Discussion & Analysis	| 23 |

On May 13, 2013, the Special Committee reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required related to the Transaction.

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.

•	Same branch revenues are used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. Average revenue is defined as revenue for the period divided by the number of branches.

•	Regional expenses are a measure of expenditures at the regional and divisional level. Regional expenses include compensation of associates in centralized regional departments, regional managers, divisional vice presidents and presidents, as well as SG&A related to the functions of these groups.

•	Corporate expenses are a measure of expenditures at the corporate level. Corporate expenses include compensation of associates, management and executives in the corporate office as well as other costs such as SG&A, interest on senior secured notes and foreign exchange gains and losses.

•	EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, stock-based compensation expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to page 13 for a reconciliation of EBITDA and Adjusted EBITDA to Net Income.

•	Working capital is calculated as current assets less current liabilities.

Q1 2013 Management’s Discussion & Analysis	| 24 |